Exhibit 99.1

Media Release

Frankfurt am Main	30 March 2023

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Deutsche Bank’s Annual General Meeting 2023 – shareholders to vote on 50% higher dividend

  Management Board and Supervisory Board propose dividend of 0.30 euros per share, up from 0.20 euros per share in the previous year
  Virtual AGM 2023 will provide extensive opportunities for shareholder questions and contributions and will once again be publicly broadcast on the internet, including the general debate and results of voting
  AGM to vote on proposal to re-elect four shareholder representatives to the Supervisory Board
  Supervisory Board compensation to be slightly adjusted and simplified after ten years without substantial change
  Articles of Association to be amended to provide for the possibility of virtual AGMs for the next two years

Deutsche Bank (XETRA: DBKGn.DB / NYSE: DB) will this year once again hold its Annual General Meeting in a virtual format. The entire AGM on May 17, 2023 will be broadcast live to the public on the bank’s website at https://agm.db.com/. Shareholders who register on time can also participate online via the access-protected shareholder portal, where they can exercise their voting rights, make statements and ask related questions via video as provided by law.

"We’re really looking forward to a lively exchange with our shareholders," said Supervisory Board Chairman Alex Wynaendts. "We consider a virtual Annual General Meeting to be a good and inclusive format, as shareholders from Germany and abroad can exercise their rights in full in an efficient way and without having to be physically present . He added: "We are also pleased to be able to propose a 50 percent higher dividend for 2022 to our shareholders following the successful transformation of the bank since 2019."

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: https://www.db.com/newsroom Email: db.media@db.com

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“I am delighted that the four Supervisory Board members whose term of office expires this year will stand for re-election. Mayree Clark, John Thain, Michele Trogni and Norbert Winkeljohann are proven experts in their respective areas and have earned a great deal of credit on our Supervisory Board over the past few years,” he concluded.

The Agenda, which comprises 11 items in total, was published in the German Federal Gazette (Bundesanzeiger) and on Deutsche Bank’s website (https://agm.db.com/) on March 30, 2023.

Consistent with the announcement made in February 2023, the Management Board and the Supervisory Board propose a cash dividend of 0.30 euros per share for the financial year 2022. This corresponds to an increase of 50 percent and is in line with the ambition to distribute around 8 billion euros of capital to shareholders for the financial years 2021 to 2025. From 2025 onwards, the Management Board aims to distribute a total of 50 percent of the net profit attributable to shareholders.

The shareholders will also vote on the Supervisory Board’s proposal to re-elect Mayree Clark, John Alexander Thain, Michele Trogni and Norbert Winkeljohann as shareholder representatives to the Supervisory Board. The regular appointment period for these four shareholder representatives ends at the close of this year's AGM. At least 30 percent of the shareholder representatives are women, which would continue to be the case following the election of the proposed candidates.

An amendment to the Articles of Association will also be proposed to the Annual General Meeting in order to simplify the compensation structure of the Supervisory Board. The currently applicable compensation of the Supervisory Board has not been substantially changed for ten years and has now been reviewed with the assistance of an independent compensation advisor. This review has shown amongst other things that the current compensation structure no longer adequately reflects the demands on a Supervisory Board member in the financial services sector. In addition, the compensation for committee memberships outweighs the basic compensation of each member.

Therefore, in the future, for the purposes of determining Supervisory Board compensation, only three defined roles will be differentiated: the Chairperson of the Supervisory Board, the Deputy Chairperson and ordinary members. Each of these roles will be assigned a fixed annual basic compensation amount. This basic compensation will also generally cover participation in committees. Moreover, compensation is to be increased moderately to reflect the increase in duties and responsibilities.

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With a view to future Annual General Meetings, from July 2022 the law allows for the permanent option of continuing to hold them virtually. However, authorisation of the Management Board in this context must be written into the Articles of Association. For this reason, it is proposed to amend Deutsche Bank's Articles of Association accordingly. This change will initially apply for two years.

Participation in the AGM

The AGM format this year provides the opportunity for Deutsche Bank shareholders to fully exercise their rights.

  Registered shareholders can submit questions in advance via the shareholder portal until midnight (CEST) on May 13, 2023. Registration for the A GM is possible until midnight (CEST) on Ma y 11, 2023.

  The bank's responses will be published on the website at agm.db.com no later than midnight (CEST) on May 15, 2023 , further improving transparency for shareholders.

  As in the previous year, shareholders will again be able to make statements via audio and/or video during the AGM. In addition, shareholders have the right to ask follow-up questions as well as questions on new topics (in accordance with §131, section 1d and 1e of the German Stock Corporation Act) during the AGM by video .

  Chairman Alexander Wynaendts ’ and CEO Christian Sewing’s speeches will be published on the website at agm.db.com no later than midnight (CEST) on Tuesday , May 9, 2023 .

  Shareholders have the right to submit comments on the Agenda items in text form by means of electronic communication by no later than midnight (CEST) on Thursday, May 11, 2023. The company will make the statements available on the website at agm .db.com .

  Details on the expanded interacti ve options are included in the Invitation to the AGM , which can be downloaded from https://agm.db.com/ .

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For further information please contact:

Deutsche Bank AG

Media Relations

Christian Streckert

Phone: +49 69 / 910 38079

Email: christian.streckert@db.com

Frank Hartmann

Phone: +49 69 / 910 42744

Email: frank.hartmann@db.com

Investor Relations

+49 800 910-8000

db.ir@db.com

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About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.

Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission.

Such factors are described in detail in our SEC Form 20-F of 11 March 2022 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from http://www.db.com/ir .

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